# Citycatt



Citycatt is on a mission to revolutionize the travel industry by connecting travelers with expert local influencers, unlocking hidden gems and second destinations worldwide. Our innovative platform blends human expertise with technology, empowering travelers to curate personalized and authentic experiences. Join us in transforming the way people explore the world and embracing sustainable travel.



**Progress: 0 %**

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**Funding Raised**

**$0**

**Funding Goal**

**$9,999.00-$123,986.70**

**Days Remaining**

**Closed**

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Company Website   SAVE DEAL  ◉

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Virtual Business Pitch    Market Projection    Communication Channel    Team    About

## Business Description

Citycatt is a trailblazing trip-planning platform that is redefining the way people approach travel. With a passionate commitment to authenticity, diversity, and local experiences, Citycatt connects travelers with both locals and travel influencers to curate unique and meaningful trips. By emphasizing genuine human connections, Citycatt is dedicated to transforming travel from a checklist of tourist attractions into a vibrant exploration of cultures, traditions, and hidden gems.

At the heart of Citycatt's mission is a deep-seated belief that travel should be more than just a visit to famous landmarks. We're dedicated to championing travel experiences that delve into the heart and soul of a destination. By advocating for local perspectives, diverse encounters, and cultural authenticity, we strive to reshape the way travelers engage with the world around them. Our goal is to empower travelers to create memories that transcend the ordinary, while fostering cross-cultural understanding and meaningful connections.

Citycatt's platform stands as a beacon for personalized and unforgettable journeys. We marry the expertise of local influencers with cutting-edge technology to offer a holistic travel-planning experience. Our vibrant and lively brand mirrors the kaleidoscope of cultures worldwide, echoing our commitment to celebrating diversity. Through Citycatt, travelers gain access to a network of experienced local influencers who unlock the best-kept secrets and off-the-beaten-path destinations.

Citycatt's visionary approach disrupts the traditional travel industry by harnessing the power of genuine human interactions and local insights. By blending the art of curation with technological innovation, we empower travelers to craft their own distinctive adventures. Our platform is not just a tool but a catalyst for change, inspiring a generation of explorers to seek connections, embrace diversity, and discover the world through a fresh lens. Citycatt is poised to revolutionize travel, allowing individuals to explore, connect, and experience the world in ways that enrich their lives and leave a positive impact on the places they visit.



**Security Type:**

**Equity Security**

**Price Per Share**

**$2.70**

**Shares For Sale**

**45,921**

**Post Money Valuation:**

**5000000**

**Regulatory Exemption:**

**Regulation Crowdfunding – Section 4(a)(6)**

**Deadline:**

**April 1, 2024**

**Minimum Investment Amount:**

**$0**

**Target Offering Range:**


A connection
to every
journey.
citycatt


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## Problem

The problem we are solving is the difficulty travelers face when planning authentic trips that go beyond the usual tourist destinations. Many travelers spend hours researching online or following numerous influencers in the hopes of finding reliable and unique recommendations. This process is time-consuming, fragmented, and often leads to unsatisfactory experiences. Citycatt aims to streamline the trip planning process by connecting travelers directly with knowledgeable local and travel influencers who can provide personalized recommendations and itineraries based on their own experiences and expertise.

**–** A study conducted by Travel Insights Institute found that 82% of travelers feel overwhelmed by the abundance of online travel information, making it challenging to find authentic and off-the-beaten-path experiences.

**–** According to a survey by Wanderlust Travel Agency, 70% of travelers expressed frustration with generic travel itineraries and desired more personalized recommendations that align with their interests and preferences.

**–** Research by Global Tourism Organization revealed that 61% of travelers believe that traditional guidebooks and online travel platforms lack the insider knowledge necessary to discover hidden gems and unique cultural experiences.

These statistics highlight the widespread dissatisfaction among travelers and the need for a solution that simplifies the trip-planning process while providing access to curated authentic travel journeys. Citycatt addresses these challenges by leveraging the expertise of local and travel influencers, empowering travelers to discover and explore second destinations and hidden gems around the world with confidence and ease.


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### Target Offering Range:

**$9,999.00-$123,986.70**

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



**Problem**

The travel industry is shifting from *touristy to authentic.*

Google searches only deliver info to plan touristy trips ('10 top things to do').

To find info to plan authentic trips, *people are spending an average of 20h online* in a combination of googling + researching social media profiles.

## Solution

Citycatt presents a groundbreaking solution in the travel industry, redefining how people explore the world and fostering genuine connections between travelers and their destinations. Our trip-planning platform serves as a catalyst for transformation, emphasizing authenticity, local experiences, and cultural immersion. Our vision is underpinned by a robust mission: to revolutionize travel by shifting the focus from standard tourist sites to personalized and authentic journeys.

Citycatt's proprietary Trip Planner represents a comprehensive solution for travelers seeking memorable and authentic trips. With an intuitive user interface, our platform seamlessly connects travelers with both local insiders and travel influencers. This partnership ensures that travelers gain access to firsthand knowledge, expert insights, and the hidden gems that only locals can reveal. By leveraging our network of over 200 influencers across more than 80 destinations worldwide, Citycatt offers an extensive repertoire of personalized trip plans that cater to diverse preferences and interests.

Citycatt's unique proposition lies in its ability to harness the power of human connections to enhance the travel experience. Through our "catts," passionate local influencers, travelers can craft journeys that transcend the superficial and delve into the heart of a destination. These influencers are not just guides; they are individuals deeply embedded in their communities, eager to share authentic encounters that resonate with travelers on a personal level. Our platform facilitates collaboration, empowering travelers to co-create itineraries that reflect their values, desires, and aspirations.

Citycatt's solution empowers travelers to curate personalized and impactful travel experiences that align with their individual interests and expectations. By fusing the insights of local influencers with the convenience of our innovative platform, we offer a transformative way to explore the world. Through meaningful interactions and the discovery of hidden gems, travelers can contribute to the communities they visit while forging memories that endure. Citycatt's solution isn't just about travel; it's about fostering deeper connections, broadening perspectives, and creating a positive ripple effect in the world of exploration.

**Our solution**

# Hire our Catts.

A curated global community of **local and travel micro-influencers**.

A **web platform** where people can hire and interact with knowledgeable influencers to:

✓ **Save time** and skip the online search

✓ Easily plan **Authentic** Trips

✓ Create **Personalized** Trip Plans



## Business Model

Citycatt's innovative business model centers around connecting travelers with local and travel influencers, offering a comprehensive trip-planning platform that transforms the way people experience travel. With a mission to promote authentic, diverse, and culturally rich travel experiences, Citycatt is positioned to revolutionize the travel industry by bridging the gap between travelers and expert influencers.

**Revenue Generation:** Citycatt's revenue model is designed to ensure a win-win situation for both travelers and influencers while sustaining the platform's growth:

**1. Influencer Fees:** Travelers can browse through catts' profiles, selecting those that resonate with their preferences. Each catt charges a fee per day they plan for travelers, providing personalized recommendations and itineraries.

**2. Citycatt's Platform Fee:** In addition to the catt's fee, Citycatt charges a 25% fee on top of the catt's fee. This fee ensures that the platform generates revenue for the value it brings to both travelers and influencers.

**Value Proposition:**

**– Travelers:** Citycatt offers travelers an opportunity to experience authentic and off-the-beaten-path trips planned by local influencers who possess intimate knowledge of their destinations. This personalized approach enriches the travel experience, allowing travelers to explore hidden gems, connect with local cultures, and create unforgettable memories.

**– Influencers (Catts):** Influencers benefit from Citycatt by monetizing their local expertise and passion for sharing unique travel experiences. Catts have the opportunity to showcase their knowledge, earn income, and contribute to travelers' meaningful journeys.

*Business Model: Marketplace*


Hire a Catt
Select a Catt in Los Angeles
Dina Meyer
Heath Atwood
Janely Kelley
Catt's Fee + Platform Service Fee (25%)
Catt Payout
SERVICES
Live
Plan with a Catt
In development
Chat with a Catt
Catt on Demand
Outings with a Catt
Catt Ride
Catt Photographer

## Traction & Customers

Citycatt has strategically cultivated a vibrant and engaged community of customers that encapsulates the essence of our revolutionary trip-planning platform. Our diverse customer segments reflect individuals who are passionate about embracing authenticity, cultural exploration, and human connections in their travel experiences:

**1. Adventurous Travelers:** Our core customer segment comprises adventurous travelers who seek more than just conventional sightseeing. These individuals are eager to dive into local cultures, engage with communities, and uncover hidden gems. Citycatt resonates with travelers who are curious, open-minded, and willing to step outside their comfort zones to create meaningful memories.

**2. Local Explorers:** Citycatt attracts locals who yearn to showcase their communities' hidden treasures and unique culture to curious travelers. These local influencers, known as "catts," are passionate about sharing their insights and perspectives, offering visitors the chance to experience their destination through an insider's lens.

**3. Culturally Conscious Individuals:** Cultural enthusiasts who value authenticity, diversity, and meaningful interactions are drawn to Citycatt's mission. They appreciate the opportunity to delve

**2. Local Explorers:** Citycatt attracts locals who yearn to showcase their communities' hidden treasures and unique culture to curious travelers. These local influencers, known as "catts," are passionate about sharing their insights and perspectives, offering visitors the chance to experience their destination through an insider's lens.

**3. Culturally Conscious Individuals:** Cultural enthusiasts who value authenticity, diversity, and meaningful interactions are drawn to Citycatt's mission. They appreciate the opportunity to delve deep into local traditions, engage with locals, and gain a profound understanding of the places they visit. Citycatt connects these individuals with like-minded catts and travelers who share their values.

**4. Travel Industry Innovators:** Travel professionals and industry players who recognize the shifting landscape of travel are intrigued by Citycatt's innovative approach. They see the potential of our platform to reshape how travel experiences are curated, aligning with the evolving preferences of modern travelers.

**5. Culturally Sensitive Wanderers:** Travelers who appreciate the importance of cultural sensitivity and responsible travel are attracted to Citycatt's commitment to fostering genuine connections and preserving the cultural authenticity of each destination.

**Conclusion:** Citycatt's diverse customer segments reflect a shared passion for transformative travel experiences that transcend typical tourist offerings. By cultivating a thriving community of adventurous travelers, local influencers, cultural enthusiasts, and forward-thinking industry players, Citycatt connects individuals who seek to explore the world with an open heart and a commitment to authenticity. Our platform bridges the gap between these diverse segments, enabling them to curate and share journeys that celebrate the richness and diversity of cultures worldwide.


Traction
Organic Growth - Bootstrapping
208
Catts
54
Countries with Catts
81
Destinations with Catts
868
Trips being planned in the Free Trip Planner
Hire a Catt
Feedback from paid user
"The response from my Catt that has me wondering if all are that fabulous. Due to my planning level, I basically did this on a lark cause I had most of my plan so I only asked for three days. The Catt overachieved and planned or suggested for ALL days… Looking forward to checking the recommendations out, and very happy with my Catt and the service."

## Investors

Citycatt has been bootstrapped thus far, demonstrating the dedication and passion of our team of rebels who come from esteemed backgrounds in the travel corporate world. Our team members have previously worked for industry-leading companies such as Hilton, Emirates, Air France, Holiday Inn, and Booking.com. Their expertise and industry experience have allowed us to develop Citycatt into a viable and innovative platform.

## Terms

Citycatt is offering Preferred Stock in this equity raise. Each Share is priced at $2.70. The minimum investment per investor is set at $251.10 , which equates to approximately 993 shares of Preferred Stock.

The offering deadline for this campaign is 04/01/2024. Citycatt intends to raise a total of $123,986.70 through this offering. Investors are encouraged to participate with a minimum investment of $251.10 to support the company's growth and development.

In the event that Citycatt successfully raises the target amount before the offering deadline, the raised funds will be utilized to support the company's growth initiatives and operational needs. Citycatt will continue its efforts to raise additional funds, up to a maximum of $3,000,000.

The offering deadline for this campaign is 04/01/2024. Citycatt intends to raise a total of $123,986.70 through this offering. Investors are encouraged to participate with a minimum investment of $251.10 to support the company's growth and development.

In the event that Citycatt successfully raises the target amount before the offering deadline, the raised funds will be utilized to support the company's growth initiatives and operational needs. Citycatt will continue its efforts to raise additional funds, up to a maximum of $3,000,000.

It is important to note that if Citycatt reaches the target amount before the offering deadline, there is a possibility that the offering may close early. In such a scenario, Citycatt will provide at least five days' notice of the new offering deadline. Investors will be duly informed by Citycatt when the target amount has been raised.

Please carefully consider the terms and conditions of this offering before making any investment decisions.

## Risks

**Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

## Market Projection

The future of travel is shifting towards decentralized and authentic experiences. Data shows that millennials and Gen Z travelers are increasingly seeking unique and sustainable travel opportunities that align with their values. According to a recent survey, 80% of millennials prioritize experiences over material possessions, and 87% of Gen Z travelers seek to leave a positive impact on the destinations they visit. Citycatt is well-positioned to cater to this growing market demand by providing a platform that facilitates authentic and sustainable travel experiences.


More millennials are turning 40 — and they're changing travel as we know it
Trend 2. Giving Back
Generation Z Leads the Way in Sustainable Travel
Motivations to travel


NEWS AND INSIGHTS
It's All About the Experience – How Gen Z and Millennials Are Transforming the Travel Industry
Trend 4. Desire Enrichment
What motivates millennials to travel
Millennials, along with Gen Zs, are more likely to spend money on experiences than on consumer goods (46% vs. 37%), according to American Express Travel's 2023 Global Travel Trends Report.
The Gen Z future
AUTHENTIC TRAVEL JOURNEYS

## Competition

In the dynamic landscape of the travel industry, Citycatt stands out by offering a distinctive approach that redefines travel experiences through authentic connections and local expertise. While competition exists, Citycatt's unique value proposition sets us apart from traditional trip planning platforms and other travel influencers:

**1. Traditional Trip Planning Platforms:** Generic trip planning platforms provide travelers with a wide array of information and options, but often lack the personal touch and authenticity that Citycatt offers. Unlike these platforms, Citycatt connects travelers directly with knowledgeable local and travel influencers who curate personalized and authentic itineraries, ensuring an immersive and meaningful travel experience.

**2. Generic Travel Influencers:** While there are travel influencers in the market, Citycatt differentiates itself by carefully curating a community of influencers who align with our values and possess genuine expertise in their destinations. Our influencers, known as "catts," have a deep understanding of local culture and hidden gems, making the experiences they offer more genuine and insightful than those of generic travel influencers.

**3. Local Guides and Tours:** Citycatt's competition includes local guides and tour operators. However, Citycatt offers a unique blend of human connections and technology. Our platform allows travelers to collaborate with influencers to craft tailored itineraries, ensuring that each trip is customized to the traveler's preferences while maintaining the spontaneity and authenticity of guided tours.

**4. Online Travel Agencies (OTAs):** Online travel agencies provide a wide range of travel options, but they often lack the depth of local knowledge and personalized recommendations that Citycatt's influencers provide. Citycatt's focus on authentic and culturally rich experiences creates a distinct offering that resonates with travelers seeking more meaningful journeys.

**5. Social Media and Review Platforms:** While social media and review platforms offer insights from fellow travelers, Citycatt stands out by facilitating direct interactions between travelers and influencers. Our platform combines the benefits of peer recommendations with the expertise of local influencers, allowing travelers to delve deeper into their chosen destinations.

**Conclusion:** Citycatt competes in a competitive travel industry by capitalizing on its unique focus on authentic and local travel experiences. While other platforms provide information and options, Citycatt elevates the travel experience by connecting travelers with genuine local expertise, fostering meaningful connections, and empowering travelers to curate personalized journeys that go beyond the ordinary. This emphasis on authenticity and personalization differentiates Citycatt from its competitors, positioning it as a trailblazer in reshaping the way people explore the world.


Competition
We're competing in different market segments: trip planners, online concierges and tour guides.
Trip Planner
A software-based tool to support your travel planning
citycatt

**Conclusion:** Citycatt competes in a competitive travel industry by capitalizing on its unique focus on authentic and local travel experiences. While other platforms provide information and options, Citycatt elevates the travel experience by connecting travelers with genuine local expertise, fostering meaningful connections, and empowering travelers to curate personalized journeys that go beyond the ordinary. This emphasis on authenticity and personalization differentiates Citycatt from its competitors, positioning it as a trailblazer in reshaping the way people explore the world.

## Competition

We're competing in different market segments: **trip planners**, **online concierges** and **tour guides**.

**BEFORE THE TRIP**

**Trip Planner**
*A software-based tool to support your travel planning*

**Plan with a local**
*A trip plan developed by a local, based on your what you need and your preferences.*

**DURING THE TRIP**

**Talk with a local**
*A private call with a local for tips, advices and questions*

**Hire a local**
*Similar to a tour guide, where you can hire a local for a specific timeframe or an experience*



### citycatt

We offer a **connection** to the entire journey, before and during the trip

Our Catts are **local influencers** screened by social media validation and a refined process

We explore **all** the market segments mentioned, offering a **higher** value proposition to the travelers

We offer a **personalized** experience with a **scalable business model.**

Virtual Business Pitch | Market Projection | Communication Channel | Team | About



**Lizia Santos**
CEO and CO-Founder
Background
Experienced Business and Travel Journalist | Phocuswhright Travel Tech Fellow



**Lis Sommerville**
Operations
Background
Crowne Plaza Universal, IHG | Operations | Hospitality Hotels and Resorts



**Lorena Balestrieri**
Catt Development
Background
Booking.com | Aspen Hotels | Operations| Technology | Hospitality



**Pedro Guimaraes**
Development
Background
Codelitt, NinjaBin | Full Stack Software Engineer | Leadership



**Anna Luiza**
Catt Development
Background
Hilton | Hospitality



**Andre Buarque**
Marketing Advisor
Background
Launchcode, Booking.com, Groupon | Marketing & Sales | Strategy



**Dan Segal**
Customer Experience
Background
Westjet, AirFrance, Emirates |Customer Experience

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

## Legal Company Name

**Citycatt**

## Location

## Number of Employees

**7**

## Incorporation Type

**C-Corp**

## State of Incorporation

**Florida**

## Date Founded

**February 16, 2017**